

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

May 29, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Steven Weldon
Chief Financial Officer
Inverted Paradigms Corporation
1800 2nd Street East, Suite 735
Sarasota, Florida 34326

      **Re: Inverted Paradigms Corporation
            Form 10-KSB/A No. 2 for the calendar year ended December 31, 2005
            Filed May 21, 2007
            File No. 000-27131**

Dear Mr. Weldon:

      We have completed our review on the above referenced filing and have no further comments at this time

                               Sincerely,

                               Michael Moran
                               Branch Chief